BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

March 22, 2007

Michael Clampitt
Staff Attorney
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Clampitt:

Re:	Legacy Mining Ltd. (the “Company”)
Form SB-2, amendment number 2, filed February 7, 2007
File No. 333-138672

In response to your comment letter dated February 15, 2007, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 3 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

General

1.

It is not clear to us that Legacy can rely upon Rule 3a4-1 while Golden Spirit, a company you say is under common control, is also selling shares. We have referred this filing to our office dealing with broker dealers and may have further comments on this point. If Messrs Klein and Parfitt will be selling Legacy shares of Golden Spirit, please advise us how they can comply with your item (4) on page 26 regarding participation in the offering.

RESPONSE: We have amended the disclosure to require that Golden Spirit sell their shares at a fixed price to comply with Rule 3a40-1. The following paragraphs have been revised and now read:

On Page 3:

Golden Spirit will sell its shares at a fixed price of $0.05 per share throughout the duration of this offering. The other selling shareholders will sell at an initial price of $0.05 per share until such time as the shares of our common stock are traded on the OTC Bulletin Board.

On Page 10:

Golden Spirit will sell its shares at a fixed price of $0.05 per share throughout the duration of this offering.

The other selling shareholders will sell at an initial price of $0.05 per share until such time as the shares of our common stock are traded on the OTC Bulletin Board.

2.	As requested previously, please review the entire filing to insure that the disclosure is consistent. For example:
  Please reconcile the January 13, 2004 date in the first paragraph on page 7 with the dates used in the third paragraph.

RESPONSE: We have corrected any inconsistencies in the Registration Statement, including the ones referred to above. The following paragraph has been revised and now reads:

On Page 7:

Before 2003 we focused our business on internet based marketing and sale of products such as flowers, chocolates, jewelry and native art.

  Please reconcile the first paragraph on page 7 with the information towards the top of page 2.

RESPONSE: We do not understand this question. Please explain this question.

  In the second paragraph on page 7 we note your statement that neither officer and director has any experience in mining. Reconcile this with the description of each directors’ work experience – including with Avalon and with Golden Spirit, which it is now disclosed have both been involved in some type of mining business.

RESPONSE: We have corrected any inconsistencies in the Registration Statement, including the ones referred to above. The following paragraph has been revised and now reads:

On Page 7:

Mr. Klein and Mr. Parfitt, have experience in mining through Avalon and Golden Spirit, although both Avalon and Golden Spirit have not been successful thus far. Our business plan may fail due to our management’s lack of successful experience in this industry. Also, other factors, described in the Risk Factors, may adversely affect our ability to begin and sustain profitable mining operations.

  In the second paragraph on page 33 you discuss the Second Chance claims. We find no other reference to this. Please revise or explain why you are discussing these claims.

RESPONSE: We have corrected any inconsistencies in the Registration Statement, including the ones referred to above. The following paragraphs have been revised and now read:

On Page 8:

We then entered into an acquisition agreement with Golden Spirit regarding the Ester Creek claims (referred to as the Ester Creek Property). Golden Spirit is publicly traded on the OTCBB under the symbol “GSPT”. We have directors and senior officers in common with Golden Spirit.

On Page 33:

The Claim of Lien does not affect the five mineral claims of the Ester Creek property acquired from Holland, as they are not included in the agreement dated October 13, 2003 between Ester Creek Gold and Golden Spirit. The leasehold interest and rights thereunder to mine the five claims remain in the name of Holland and will not be transferred until the dispute with Ester Creek Gold and Golden Spirit on the Ester Creek claims is remedied.

  As previously commented upon, on the cover you correctly indicate that all the offerings must be at five cents until a market develops. On page 10 at Offering Price Per Share you have corrected the initial price, but still do not correctly disclose when the price may change.

RESPONSE: We have corrected any inconsistencies in the Registration Statement, including the ones referred to above. The following paragraphs have been revised and now read:

On Page 10:

Golden Spirit will sell its shares at a fixed price of $0.05 per share throughout the duration of this offering.

The other selling shareholders will sell at an initial price of $0.05 per share until such time as the shares of our common stock are traded on the OTC Bulletin Board.

Our Business, page 7

3.

As noted previously, please ensure that the affiliation or lack of affiliation with Legacy of each of the companies and individuals you reference in the filing is disclosed at their first mention, and elsewhere as warranted.

RESPONSE: We have clearly disclosed the affiliation or lack of affiliation at the first mention of each company. The following paragraphs have been revised and now read:

On Page 3:

This number includes 750,000 shares held by Golden Spirit Enterprises Ltd. (“Golden Spirit”), a company which operates several online entertainment websites and which has directors and officers in common with our directors and officers. Robert Klein, our director, President, and Chief Executive Officer, is a director President, and Chief Executive Officer of Golden Spirit. Carlton Parfitt, our Director, Secretary, Treasurer, and Chief Financial Officer is also a Director, Secretary, Treasurer and Chief Financial Officer of Golden Spirit. Golden Spirit will sell its shares at a fixed price of $0.05 per share throughout the duration of this offering. The other selling shareholders will sell at an initial price of $0.05 per share until such time as the shares of our common stock are traded on the OTC Bulletin Board.

On Page 7:

Our management, and the management of Golden Spirit and Avalon Energy share the same directors and officers. Robert Klein, our Director, President and Chief Executive Officer, is a Director, President and Chief Executive Officer, of Golden Spirit Enterprises Ltd. and Avalon Energy Corporation. Carlton Parfitt, our Director, Secretary, Treasurer and Chief Financial Officer, is also a Director, Secretary, Treasurer and Chief Financial Officer, of Golden Spirit Enterprises Ltd. and Avalon Energy Corporation. Mr. Klein and Mr. Parfitt do not have common control over Golden Spirit and Avalon. Andy Chu, a significant shareholder, has investment and voting control over a company that owns 41.37% of the common shares of Golden Spirit, giving him investment and voting control over Golden Spirit.

Before 2003, Avalon Energy was in the business of acquiring and developing mineral and oil and gas properties. Golden Spirit was also in this business. On February 19, 1999, Mr. Klein and Mr. Parfitt founded Legacy, with its original focus on internet-based marketing and the online sale of products.

During late 2003, Mr. Klein and Mr. Parfitt decided to reclassify the business focus of Legacy, Golden Spirit and Avalon for the following reasons: (1) the growth of internet entertainment activities, and (2) Legacy’s unsuccessful history selling flowers, chocolates, jewelry and native art. Accordingly, Mr. Klein and Mr. Parfitt decided to purchase the mining property from Golden Spirit in order to focus our business on mineral exploration. At the same time Golden Spirit decided to focus it business on online entertainment activities. Avalon chose to focus its business on the oil and gas industry.

4.

We note from your latest amendment and your cover letter response that there are a number of interrelationships between the operations of Legacy, Golden Spirit, Avalon, Palisades Financial, and Holm Investments, as well as among the shareholders and officers and directors of these companies. Please provide in the summary a brief description of how these parties interact as to operations and control. If there are parties whose control spans across these companies and operations please specifically identify these parties and explain their control. Please do this early in the summary prior to discussing the acquisition of claims and provide more detailed information under a separate subheading in the body of text. Please note our related comments that follow.

RESPONSE: We have included a description of how all of these parties are related in the summary and in the business description.

On Page 7:

Our management, Robert Klein and Carlton Parfitt, are also directors and officers of two public companies, Golden Spirit Enterprises Ltd. and Avalon Energy Corporation. Robert Klein, our Director, President and Chief Executive Officer, is a Director, President and Chief Executive Officer, of Golden Spirit and Avalon. Carlton Parfitt, our Director, Secretary, Treasurer and Chief Financial Officer, is also a Director, Secretary, Treasurer and Chief Financial Officer, of Golden Spirit and Avalon. Mr. Klein and Mr. Parfitt do not have common control over Golden Spirit and Avalon. Andy Chu, a significant shareholder, has investment and voting control over a company that owns 41.37% of the shares of Golden Spirit, giving him investment and voting control over Golden Spirit.

Before 2003, Avalon Energy was in the business of acquiring and developing mineral and oil and gas properties. Golden Spirit was also in this business. On February 19, 1999, Mr. Klein and Mr. Parfitt founded Legacy, with its original focus on internet-based marketing and the sale of products.

During late 2003, Mr. Klein and Mr. Parfitt decided to reclassify the business focus of Legacy, Golden Spirit and Avalon for the following reasons: (1) growth of internet entertainment activities, and (2) Legacy’s unsuccessful history selling flowers, chocolates, jewelry and native art. Accordingly, Mr. Klein and Mr. Parfitt decided to purchase the mining property from Golden Spirit in order to focus our business on mineral exploration.. At the same time Golden Spirit decided to focus it business on online entertainment activities. Avalon chose to focus its business on the oil and gas industry.

On Page 47:

Related Parties

We have the same directors and officers as Golden Spirit and Avalon. Robert Klein, our Director, President and Chief Executive Officer, is a Director, President and Chief Executive Officer, of Golden Spirit and Avalon. Carlton Parfitt, our Director, Secretary, Treasurer and Chief Financial Officer, is also a Director, Secretary, Treasurer and Chief Financial Officer, of Golden Spirit and Avalon. Mr. Klein and Mr. Parfitt do not have common control over Golden Spirit and Avalon.

Andy Chu, a significant shareholder, has investment and voting control over a company that owns 41.37% of the shares of Golden Spirit, giving him investment and voting control over Golden Spirit.

Andy, Chu also has investment and voting control over Holm Investments Ltd. Andy Chu and Holm Investments Ltd. provide us office space and secretarial services.

May Joan Liu, a significant shareholder, has investment and voting control over Palisades Financial. May Joan Liu and Palisades Financial provide us with business consulting services.

John MacAskill, a significant shareholder, is our accountant.

5.

We note that you currently disclose in the filing that Messrs Klein and Parfitt are officers and directors of both Legacy and Golden Spirit. You also disclose that both companies are under common control. From this disclosure it appears that Messrs Klein and Parfitt are in control of both. However, this does not necessarily seem to be the case. We note, for example, their limited share ownerships in Golden Spirit. Please disclose how these companies are under common control.

RESPONSE: We have revised the disclosure to state that these companies are not under common control.

On Page 7:

Our management, Robert Klein and Carlton Parfitt, are also directors and officers of two public companies, Golden Spirit Enterprises Ltd. and Avalon Energy Corporation. Robert Klein, our Director, President and Chief Executive Officer, is a Director, President and Chief Executive Officer, of Golden Spirit and Avalon. Carlton Parfitt, our Director, Secretary, Treasurer and Chief Financial Officer, is also a Director, Secretary, Treasurer and Chief Financial Officer, of Golden Spirit and Avalon. Mr. Klein and Mr. Parfitt do not have common control over Golden Spirit and Avalon. Andy Chu, a significant shareholder, has investment and voting control over a company that owns 41.37% of the shares of Golden Spirit, giving him investment and voting control over Golden Spirit.

6.

When you disclose the overlapping officer and director positions of Messrs Klein and Parfitt, give the title of the officer positions held outside of Legacy. As warranted, also note for Avalon and any other related companies.

RESPONSE: The following paragraphs have been revised and now read:

On Page 6:

We have directors and senior officers in common with Golden Spirit. Robert Klein, a Director, the President and the Chief Executive Officer of Legacy, is a Director, the President and the Chief Executive Officer of Golden Spirit. Carlton Parfitt, a Director, the Secretary, the Treasurer and the Chief Financial Officer of Legacy is also a Director, the Secretary, the Treasurer and Chief Financial Officer of Golden Spirit. Golden Spirit is selling 750,000 shares under this prospectus.

On Page 23:

Mr. Klein is a Director, President and Chief Executive Officer of Golden Spirit Enterprises Ltd., a public reporting company which operates several online entertainment sites. He is also a director, President and Chief Executive Officer of Avalon Energy Corp., a public reporting company engaged in the exploration and development of mineral properties and oil and gas interests.

Mr. Parfitt is also a Director, Secretary, Treasurer and Chief Financial Officer of Avalon Energy Corp., and Golden Spirit Enterprises Ltd., both public companies.

On Page 53:

On December 31, 2003, we issued 1,229,880 common shares to Avalon Energy Corporation to settle a debt of $122,988. Mr. Klein, our Director, President and Chief Executive Officer, is a director, the President and Chief Executive Officer of Avalon Energy. Mr. Parfitt, our Director, Secretary, Treasurer and Chief Financial Officer, is a Director, Secretary, Treasurer and Chief Financial Officer of Avalon Energy.

7.

As correct, in your revised disclosure please make certain that it is clear how the business of Legacy and Golden Spirit flipped flopped in reverse between web based sales and mining. Be sure that the dates of these changes is clearly disclosed one-to-the-other.

RESPONSE: The following paragraphs have been revised and now read:

On Page 7:

Our management, Robert Klein and Carlton Parfitt, are also directors and officers of two public companies, Golden Spirit Enterprises Ltd. and Avalon Energy Corporation. Robert Klein, our Director, President and Chief Executive Officer, is a Director, President and Chief Executive Officer, of Golden Spirit and Avalon. Carlton Parfitt, our Director, Secretary, Treasurer and Chief Financial Officer, is also a Director, Secretary, Treasurer and Chief Financial Officer, of Golden Spirit and Avalon. Mr. Klein and Mr. Parfitt do not have common control over Golden Spirit and Avalon. Andy Chu, a significant shareholder, has investment and voting control over a company that owns 41.37% of the shares of Golden Spirit, giving him investment and voting control over Golden Spirit.

Before 2003, Avalon Energy was in the business of acquiring and developing mineral and oil and gas properties. Golden Spirit was also in this business. On February 19, 1999, Mr. Klein and Mr. Parfitt founded Legacy, with its original focus on internet-based marketing and the sale of products.

During late 2003, Mr. Klein and Mr. Parfitt decided to reclassify the business focus of Legacy, Golden Spirit and Avalon for the following reasons: (1) growth of internet entertainment activities, and (2) Legacy’s unsuccessful history selling flowers, chocolates, jewelry and native art. Accordingly, Mr. Klein and Mr. Parfitt decided to purchase the mining property from Golden Spirit in order to focus our business on mineral exploration.. At the same time Golden Spirit decided to focus it business on online entertainment activities. Avalon chose to focus its business on the oil and gas industry.

8.

We note that accumulated loss figure now disclosed in the first paragraph. Where appropriate in the summary please briefly summarize how Legacy, has reduced its total liabilities to $64,072 at September 30, 2006. Provide more complete disclosure in the body of the text.

RESPONSE: The following paragraphs have been revised and now read:

On Page 9:

On August 28, 2006, we entered into settlement agreements with six related parties to settle debts totaling $192,759. The related parties received a total of 3,855,176 post-reverse split restricted common shares of Legacy at $0.05 per share for their services.

On Page 56:

Debt

On December 31, 2003, we entered into settlement agreements with John MacAskill, Palisades Financial and seven other non-related parties to settle a debt totaling $106,000. John MacAskill, our accountant, received 600,000 of our common shares based on his settlement agreement. Palisades Financial, a company owned by May Joan Liu, and a significant shareholder, received 375,000 of our common shares. Seven other non-related parties received a total of 4,325,000 of our common shares pursuant to their settlement agreements.

On December 31, 2003, we issued 1,229,880 common shares to Avalon Energy Corporation to settle a debt of $122,988. Mr. Klein, our Director, President and Chief Executive Officer, is a director, the President and Chief Executive Officer of Avalon Energy. Mr. Parfitt, our Director, Secretary, Treasurer and Chief Financial Officer, is a Director, Secretary, Treasurer and Chief Financial Officer of Avalon Energy.

On August 29, 2006, we issued a total of 3,855,180 common shares to May Joan Liu, Holm Investments Ltd., Andy Chu, John MacAskill, Palisades Financial and one non-related party to settle debt totaling $192,759.

9.	If affiliated, disclose here and in the body of the text from whom Legacy initially sought to acquire the TK claims. If not affiliated, make that clear.

RESPONSE: Legacy initially sought to acquire the TK claims from Kevin Bergman, a resident of Utah and a non affiliated party.

10.	As previously requested, disclose why Legacy management chose, specifically, to acquire the TK claims.

RESPONSE: Legacy chose to acquire the TK claims because the claims were in the vicinity of Newmont Mining Corporation’s “Phoenix Project”. Due to the huge potential of this project, the Bureau of Land Management in Nevada determined that an Environmental Impact Study Report would have to be prepared. Legacy reviewed this Report and chose to proceed with the acquisition.

11.

On page 8 you say that you purchased the Ester Creek claims based in part on their market value and potential for long-term opportunities. As requested previously, please disclose how you determined these values. If you relied in part on outside advise you need to say so and describe the work done and by whom. If your management did this work disclose this fact and describe your analysis. If it is correct that you have no experience at this you also need to disclose that here.

RESPONSE: These values were determined by information provided by and consultation with James C. Barker, a consulting geologist. James C. Barker performed work on the property for its previous owner, Golden Spirit Enterprises Ltd. and Legacy was given permission to access his reports and recommendations.

12.

At the paragraph bridging pages 8 and 9 you seem to say that Legacy conducted “field investigations,” apparently its only exploration to date, in 2005. Is this correct? You only paid for the property in October of 2005. Please revise as correct. In any event, disclose what you did in 2006. If you did not do anything that furthered the company please disclose this and why.

RESPONSE: We did not conduct field investigations in 2005, rather this was performed by Golden Spirit prior to Legacy acquiring the property in October, 2005. Legacy was provided with the results of the field investigations. In 2006, Legacy maintained the claims only and is poised to conduct the outlined work program in 2007.

13.	Disclose how much time Messrs Klein and Parfitt typically give to Legacy per week. If less than full time, generally characterize how the rest of their time is spent.

RESPONSE: Each week Mr. Klein devotes approximately 7.5 hours to Legacy. He spends the rest of his time working for other companies, which include Avalon Energy Corporation and Golden Spirit Enterprises Ltd., public companies and Weissgeld Capital Ltd., his private consulting company. Each week Mr. Parfitt devotes approximately 7.5 hours to Legacy. He spends the rest of his time working for other companies, which include Avalon Energy Corporation and Golden Spirit Enterprises Ltd., Uranium Star Corp., public companies and Third Wave Consulting Ltd., his private consulting company.

14.

If the business of Golden Spirit, Avalon, or other similar companies with which Messrs Klein and Parfitt are associated is similar to that of Legacy disclose how any conflicts of interest are resolved. Disclose any formal agreements with respect to conflicts of interest or state that there are none. For example, if a desirable claim is identified, how is it decided which company will acquire it? Similarly, if a source of funding is found how it is decided which company these funds will be steered to?

RESPONSE: We have disclosed there are no conflicts of interests between Legacy and Golden Spirit or Avalon.

On Page 8:

We do not have any conflicts of interests with either Golden Spirit or Avalon. We do not have any formal agreements with Golden Spirit and Avalon with respect to conflicts of interests. Before 2003, Golden Spirit and Avalon were engaged in the mining and oil and gas exploration industries, while we were in the engaged in the online sales of flowers, chocolates, jewelry and native art. After 2003 when we decided to change our business focus to mineral exploration, Golden Spirit changed its business focus to online entertainment activities. Also, Avalon is focusing on the oil and gas exploration rather than of mineral exploration.

15.

It appears that the primary business of Messrs Klein, Parfitt and related individuals may actually be the start-up of companies similar to Legacy. If this is the case you will need to disclose this in the filing. Our concern is that shareholders be told this, told how decisions are made as to which companies efforts will be focused on and that they have some measure of success of this overall business. Please advise us as to this issue with consideration to disclosure in the filing.

RESPONSE: This is not the primary business of Mr. Klein or Mr. Parfitt and therefore it has not been added to the disclosure.

16.

We note that you have a net loss of $2,094,443 from inception to September 30, 2006, without any reported revenue. As material to a current investment in your company, please explain how these funds were spent. Please take into account that the company, for part of this period under current management, was in the relatively low cost web-sales business. Please disclose this information or advise us why this is not necessary.

RESPONSE: We have revised the disclosure to explain how these funds were spent. The following paragraphs have been revised and now read:

On Page 55:

We incurred net losses of $2,094,443 from inception to September 30, 2006, mainly due to the writing down of assets related to of technology licenses and URLs due to the change in our business plan. Our expenses since inception to September 30, 2006 consist of $112,714 in consulting fees, $30,329 in depreciation, $17,214 in exploration costs, $131,200 in management fees, $516,661 in general and administrative fees, $126,172 in professional fees, $912,653 in write-down of technology license and $247,500 in write-down of URLs.

Our general and administrative fees consist of $240,762 in office and maintenance fees, $59,382 in travel and accommodation, $57,745 in wages and salaries, and $158,772 in website development costs.

If we do not obtain additional financing…, page 13

17.	Disclose in the first paragraph, if correct, that you have no plans for raising this money.

RESPONSE: We have added that the Company does plan to seek plans for future equity financing.

On Page 13:

As of September 30, 2006, we had cash in the amount of $6,660. We have not generated any revenues since inception and have incurred a net loss of $2,094,443 from our inception on February 19, 1999 to September 30, 2006. Our current operating funds are insufficient to cover the first year of our planned exploration program as well as providing funds for anticipated operating overheads, professional fees and regulatory filing fees. In order for us to perform any exploration or testing beyond the first year exploration program, we will need to obtain additional financing. We plan to seek additional financing by private placements or by a direct offering.

Legal Proceedings, page 32

18.	Disclose whether or not Ester Creek Gold is affiliated in any way with Legacy or its officers and directors.

RESPONSE: There is no affiliation. This has been disclosed.

On Page 32:

We are not currently a party to any legal proceedings. However, we anticipate that we may need to institute legal proceedings against Ester Creek Gold Company ("Ester Creek Gold") to transfer title to the Ester Creek claims. We are not affiliated with Ester Creek Gold.

19.	Please disclose here what terms Ester Creek Gold believes have not been met, with quantification and disclose Golden Spirits response to this claim.

RESPONSE: The following paragraphs have been revised and now read:

On Page 33:

Ester Creek Gold claims that Golden Spirit did not fulfill all of the terms of the agreement dated October 10, 2003. Ester Creek claims that Golden Spirit failed to timely pay amounts due pursuant to the agreement and as such, refused to consent to the transfer of title.

Directors…, page 33

20.

With consideration to disclosure in the filing, please advise us why Mr. Klein is only listed as a director of one company and then another for a period of about 7 years. Was he retired during this period?

RESPONSE: Our description of Robert Klein’s business experience has been revised to include only recent business experience as required by Section 401 of Regulation S-B. Also, we clarify the position of Mr. Klein in Golden Spirit and Avalon as follows:

On Page 34:

From February 1, 1992 to the present, Mr. Klein has worked as a self-employed consultant. Mr. Klein has been a consultant with Weissgeld Capital Ltd., a company in which he has beneficial control over. Mr. Klein provides consulting services related to oil and gas and mineral properties, to us and to our related companies. In addition, Mr. Klein also provides consulting services to other, unrelated, public companies. Mr. Klein is a Director, the President and the Chief Executive Officer of Golden Spirit, a public reporting company which operates several online entertainment sites. He is also a Director, the President and the Chief Executive Officer of Avalon Energy Corp., a public reporting company engaged in the exploration and development of mineral properties and oil and gas interests.

21.	Disclose the type of consulting done since 1992.

RESPONSE: The following paragraphs have been revised and now read:

From February 1, 1992 to the present, Mr. Klein has worked as a self-employed consultant. Mr. Klein has been a consultant with Weissgeld Capital Ltd., a company in which he has beneficial control over. Mr. Klein provides consulting services related to oil and gas and mineral properties, to us and to our related companies. In addition, Mr. Klein also provides consulting services to other, unrelated, public companies.

22.

Disclose the dates and title of service with Golden Spirit and Avalon, and, as warranted, whether he was a founder. Also give the business nature of each company during this entire time, including when any change occurred. Note also for Mr. Parfitt.

RESPONSE:

Mr. Klein and Mr. Parfitt were not founders of either Avalon or Golden Spirit. They held the following positions and were appointed on the corresponding dates. In addition, the companies’ nature of business is included:

On Page 34:

Other Directorships

Golden Spirit

Name	Position	Appointment Date
Robert Klein	Director, President, and Chief Executive Officer	March 16, 2001
Carlton Parfitt	Director and Chief Financial Officer	November 30, 2004

Golden Spirit formal names	Date	Nature of Business

2Uonline.com	January 31, 2000	Internet dot com company

Golden Spirit Minerals Ltd.	October 1, 2003	Mineral exploration company

Golden Spirit Mining Ltd.	October 19, 2004	Mineral exploration company

Golden Spirit Gaming Ltd.	July 18, 2005	Online poker company

Golden Spirit Enterprises Ltd.	June 30, 2006	Film production & online distribution company

Avalon

Name	Position	Appointment Date
Robert Klein	Director, President, and Chief Executive Officer	September 25, 2000
Carlton Parfitt	Director and Chief Financial Officer	November 30, 2004

Avalon formal names	Date	Nature of Business
Asdar Group	February 18, 2001	Oil and gas company
Golden Spirit Minerals Ltd.	April 30, 2002	Tagging cattle to prevent mad cow disease
Iceberg Brands Corporation	February 18, 2003	Franchise “Iceberg Brands” restaurant chain
Avalon Gold Corporation	August 28, 2003	Mineral exploration and oil & gas company
Avalon Energy Corporation	March 22, 2005	Uinta Basin Natural Gas Project

Mr. Klein and Mr. Parfitt were not founders of either Golden Spirit or Avalon.

Present Condition…, page 49

23.

We note that the “vein structures” referenced in the second paragraph are now also apparently referenced as a “gold vein discovery” in the new, fourth paragraph on page 50. Please delete this type of apparently speculative disclosure or clarify in the filing how this conclusion was reached. To the extent the filing makes any sort of mineral claims we will need to refer your filing to our engineering staff for consideration. The engineering staff may have further comments.

RESPONSE: We have removed the reference to a gold vein discovery.

24.	If other than a very general description of the Ester Creek claims is included in this filing provide us supplementally with the underlying engineering reports upon which you are relying on.

RESPONSE: We have revised the description of the Ester Creek claims and only provided a general description.

Sales by Selling Shareholders, page 28

25.

Revise the penultimate paragraph on page 28 to clarify that the price may not change unless and until the Company begins trading on the OTCBB. In addition, revise the last sentence on page 28 (carried over to page 29) to clarify that short sellers may not cover short sales with shares from this offering and delete the reference to “upon conversion.”

RESPONSE: The following paragraph has been revised and now reads.

On Page 28:

In regards to short sells, the selling shareholders cannot cover their short position with shares from this offering. In addition, if such short sale is deemed to be a stabilizing activity, then the selling shareholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

General – accounting

26.	Please note the updating requirements of Item 310 (g) of Regulation S-B and provide an updated consent from your independent accountant in your next pre-effective amendment.

RESPONSE: We have included an updated consent from our independent accountant.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC